UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-31679
Teton Energy Corporation;
American Stock Exchange
(Exact name of Issuer as specified on its charter, and name of Exchange where security is listed and/or registered)
Address: 410 Seventeenth Street — Suite 1850, Denver, CO 80202
Telephone number: 303-565-4600
(Address, including zip code, and telephone number, including area code, of the Issuer’s principal executive offices)
Common Stock, par value $0.001 per share
(Description of class of securities)
Please place an ✓ in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 24.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Teton Energy Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 8, 2008	By	/s/ Lonnie R. Brock	Executive Vice President & Chief Financial Officer
Date		Lonnie R. Brock	Title